Exhibit 10.3
HealthEquity, Inc.
15 W. Scenic Pointe Drive
Draper, Utah 84020
November 11, 2024
BY ELECTRONIC DELIVERY
Mr. Jon Kessler
Re: Transition and Separation
Dear Jon,
This letter agreement (this “Agreement”) sets forth our collective understanding with respect to your continued employment with HealthEquity, Inc. (the “Company”) from and after the date hereof and the transition of your duties to a new Chief Executive Officer, effective as of January 6, 2025 (the “Transition Date”). Reference is made to that certain (i) Employment Agreement, by and between you and the Company, dated as of June 10, 2014, as amended April 1, 2017 (the “Employment Agreement”), and (ii) Confidentiality, Non-Interference, and Invention Assignment Agreement, executed by you on June 10, 2014 (the “Restrictive Covenant Agreement”). The parties acknowledge and agree the Employment Agreement and the Restrictive Covenant Agreement are separate contracts and shall not be interpreted as multiple parts of the same contract.
1.Transition. Between the date hereof through the Transition Date, unless your employment is terminated by you or the Company in accordance with the terms of the Employment Agreement, you will continue to serve as a member of the board of directors of the Company (the “Board”) and as President and Chief Executive Officer of the Company. Effective as of the Transition Date, you will resign as President and Chief Executive Officer of the Company and continue as a Special Advisor to the Company, reporting to the Board, and as a member of the Board through April 30, 2025 (the “Separation Date”). Between the date hereof and the Transition Date (the “Transition Period”), you agree to perform your duties on a full-time basis from either your home office or the Company’s offices in Draper, Utah as necessary. Following the Transition Date, and while serving as a Special Advisor, you will be expected to devote all of your business time to the Company. Further, during the Transition Period and while employed as a Special Advisor, you agree to cooperate with members of management, your direct reports and other employees of the Company, its direct and indirect subsidiary companies and affiliates (collectively, the “Company Group”) to facilitate an orderly transition to a new Chief Executive Officer, provide information, answer questions and provide guidance as reasonably requested by the new Chief Executive Officer, the Board, and senior leadership relating to any matter on which you will have worked on or of which you have knowledge. In addition, you shall be responsible for completing all end of year assessments for your current direct reports’ Fiscal Year 2025 performance reviews.
You hereby acknowledge and agree that the appointment of a new Chief Executive Officer of the Company on the Transition Date, or the resulting change in your duties or responsibilities, shall not serve as a basis for you to resign for “good reason” under your Employment Agreement or any other arrangement with the Company (including any equity award agreement). Accordingly, by signing this Agreement, you are agreeing that you are not entitled to any severance or other benefits under your Employment Agreement or any other arrangement (including, without limitation, any equity award agreement) in connection with such appointment. The foregoing relates only to the transition contemplated hereunder and does not alter, amend or waive any other provision or right that you may have, or relate to any other or future events or changes in facts or circumstances, under your Employment Agreement, any other arrangement or any other benefit to which you may be entitled. Further, effective as of the Transition Date, you hereby acknowledge and agree that your Employment Agreement shall be deemed terminated and, following such date, your employment as a Special Advisor to the Company shall be at will, which means that either you or the Company may terminate your employment with or without cause or notice, and that upon any subsequent termination of your employment from the Special Advisor position with or without cause (including at the Separation Date), no further payments by the Company to you will be due other than accrued but unpaid base salary through the date of your termination, any other accrued benefits to which you may be entitled pursuant to the terms of the Company’s benefit plans in which you participate at the time of such termination, reimbursement for any reasonable business expenses incurred in accordance with the Company’s expense reimbursement policy prior to the date of such termination and timely submitted to the Company and, subject to your execution and non-revocation of the Release, the Consideration (each, as defined below).
2.Compensation. During the Transition Period and the period during which you serve as a Special Advisor, you will continue to be paid your current salary (at an annual rate of $750,000), payable in accordance with the Company’s regular payroll practices, and remain eligible for a target annual incentive bonus equal to 100% of your base salary in accordance with the terms of the Company’s Executive Bonus Plan, with the actual bonus payable being based upon the level of achievement of company and individual performance objectives for such fiscal year, as determined by the Company. In addition, while employed by the Company during the Transition Period and thereafter, you will continue to participate in all employee benefit plans sponsored by or through any member of the Company Group in which you are eligible to participate as of the date hereof (as such plans may be amended, the “Benefit Plans”) in accordance with the terms and conditions of such Benefit Plans. For the avoidance of doubt, you hereby acknowledge and agree that you are not expected to receive any additional equity-based incentive awards after the date hereof.
3.Treatment of Equity Awards. For so long as you are continuously providing services to the Company in any capacity, each of the options and performance based restricted stock unit (“PRSUs”) awards granted to you pursuant to the Company’s 2014 Equity Incentive Plan (the “2014 Equity Plan”) and the Company’s 2024 Equity Incentive Plan (the “2024 Equity Plan” and, together with the 2014 Equity Plan, the “Equity Plans”)) will remain outstanding in accordance with their terms, including, for purposes of any unvested PRSUs, eligible to vest and/or settle based on actual achievement of the applicable performance metrics. Except as provided in paragraph 4 below, on the date that you are no longer providing services to the Company in any capacity, (A) any outstanding PRSUs that have not settled as of such date will be forfeited and (B) your vested options will remain exercisable for the period set forth in the applicable stock option agreement.
4.Termination Provisions. Upon a termination of your Continuous Service (as defined in the 2024 Equity Plan) other than for Cause (as defined in your Employment Agreement) following the Transition Date, and subject to your (A) remaining employed with the Company through the Transition Date, (B) execution and non-revocation of the release of claims attached hereto as Exhibit A (the “Release”) within 21 days following such termination, and (C) continued compliance with this Agreement and the Restrictive Covenant Agreement, the Company will provide you with the following benefits (collectively, the “Consideration”):
(a)Subject to Sections 9(c) and 9(d) of the Company’s 2024 Plan, your termination will constitute a “qualifying retirement” and the outstanding PRSUs granted to you in 2024 pursuant to the 2024 Equity Plan will remain outstanding and eligible to satisfy the applicable performance based vesting conditions as though you had remained in continuous service with the Company through the certification date for such PRSUs; and
(b)Subject to the achievement of the applicable performance conditions for the applicable fiscal year, (x) if your employment terminates after the Transition Date and prior to January 31, 2025, any bonus for the fiscal year ending January 31, 2025 will be pro-rated based on the number of days in such fiscal year that you were employed and such amount (if any) will be paid at the same time it would otherwise be paid to you had no termination occurred, but in no event later than April 15, 2025 and (y) if you remain employed after January 31, 2025, any bonus for the fiscal year ending January 31, 2026 will be pro-rated based on the number of days in such fiscal year that you serve as a Special Advisor and such amount (if any) will be paid at the same time it would otherwise be paid to you had no termination occurred, but in no event later than April 15, 2026.
For the avoidance of doubt, any termination of your employment to occur prior to the Transition Date shall be governed by the terms and conditions set forth in your Employment Agreement, as modified by paragraph 1 above, and the terms of any agreements evidencing your outstanding equity awards under the Equity Plans.
5.Affirmation of Restrictive Covenant Agreement. You hereby acknowledge and agree that the execution of this Agreement does not supersede, modify, alter, or amend the Restrictive Covenant Agreement. You further hereby acknowledge that your continued compliance with obligations set forth in your Restrictive Covenant Agreement (the “Restrictive Covenants”) is a condition of your receiving the Consideration described in paragraph 4 and upon any breach of the Restrictive Covenants, the Company shall be entitled to an immediate refund of any Consideration described in Section 4(b) above already received by you.
6.Taxes. Amounts provided hereunder are subject to withholding for all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law.
7.Governing Law. EXCEPT WHERE PREEMPTED BY FEDERAL LAW, THE VALIDITY, INTERPRETATION, CONSTRUCTION, AND PERFORMANCE OF THIS AGREEMENT IS GOVERNED BY AND IS TO BE CONSTRUED UNDER THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE, WITHOUT REGARD TO CONFLICT OF LAWS RULES.
8.Entire Agreement. Except as otherwise expressly provided or referenced herein, this Agreement and the Release, which the parties acknowledge and agree are separate contracts and are not to be construed as multiple parts of the same contract, constitute the entire agreement, respectively, between you and the Company with respect to the subject matter hereof and supersede any and all prior agreements or understandings between you and the Company with respect to the subject matter hereof, whether written or oral. For the avoidance of doubt, this Agreement and the Release supplement, and do not modify or supersede, the Restrictive Covenant Agreement or the Employment Agreement, which the parties acknowledge and agree remain in full force and effect as separate contracts. This Agreement will bind the heirs, personal representatives, successors and permitted assigns of both you and the Company, and will inure to the benefit of each of you and the Company and their respective heirs, successors and permitted assigns. This Agreement may be amended or modified only by a written instrument executed by you and the Company.

9.Construction. The section or paragraph headings or titles herein are for convenience of reference only and shall not be deemed a part of this Agreement. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party, shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed in a reasonable manner to effect the intentions of both parties hereto and not in favor or against either party.
10.Section 409A. Payments and/or benefits under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and this Agreement will be interpreted to achieve this result. For purposes of this Agreement, each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Section 409A. In no event shall the Company or any of its affiliates be liable for any additional tax, interest, or penalties that may be imposed on you as a result of Section 409A or any damages for failing to comply with Section 409A (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A).
Notwithstanding any provision in this Agreement to the contrary, any payment and the delivery of any shares otherwise required to be made hereunder to you at any date as a result of the termination of your employment shall be delayed for such period of time as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code (the “Delay Period”). On the first business day following the expiration of the Delay Period, you shall be paid and/or issued, in a single lump sum, an amount equal to the aggregate amount of all payments and/or shares delayed pursuant to the preceding sentence, and any remaining payments and/or share issuances not so delayed shall continue to be paid and/or delivered pursuant to the payment schedule set forth herein.
11.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and electronically delivered copies of executed counterparts shall be deemed to be originals for all purposes.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.
HEALTHEQUITY, INC.
By:    /s/ Delano Ladd
    Name: Delano Ladd
    Title: EVP and General Counsel
    Dated: November 11, 2024
Agreed and accepted:
/s/ Jon Kessler
Jon Kessler
Dated: November 11, 2024